UN
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- 41403

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Collins Stewart LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Madison Avenue
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JP 3/18

AFFIRMATION

I, David Barrett affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Collins Stewart LLC (the "Company") as of and for the year ended December 31, 2010 are true and correct. We further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

David Barrett
Managing Director

Subscribed to before me this
28th day of February, 2011

Notary Public

MARIE DEPIRO
Notary Public - State of New York
NO. 01DE6166198
Qualified in Westchester County
My Commission Expires 2011

COLLINS STEWART LLC

TABLE OF CONTENTS

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Collins Stewart LLC:

We have audited the accompanying statement of financial condition of Collins Stewart LLC (the "Company") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Collins Stewart LLC at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2011

COLLINS STEWART LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS		
Cash and cash equivalents	$	37,839,800
Receivables from brokers, dealers, financial institutions and clearing organizations (net of allowance)		680,600
Investment banking receivables (net of allowances)		583,100
Securities owned, at fair value		
Corporate equities		42,584,600
U.S. government securities		2,221,200
Other sovereign government obligations		381,900
Corporate and other debt		24,531,900
Derivatives		260,300
Prepaid expenses		6,669,400
Due from affiliates		154,400
Other assets		512,900
TOTAL	$	116,420,100
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Payables to brokers, dealers, financial institutions and clearing organizations	$	2,902,400
Securities sold, but not yet purchased at fair value		
Corporate equities		31,015,300
U.S. government securities		1,894,600
Other sovereign government obligations		1,303,600
Corporate and other debt		24,995,800
Accrued personnel costs		11,396,000
Due to parent		3,022,400
Accounts payable and accrued liabilities		4,251,500
Total liabilities		80,781,600
MEMBER'S EQUITY		35,638,500
TOTAL	$	116,420,100

See notes to statement of financial condition.

1. ORGANIZATION AND NATURE OF BUSINESS

Collins Stewart LLC (the "Company" or "CS LLC"), was formed in the state of Delaware on August 20, 2007 following the merger transaction between Collins Stewart Inc. and C. E. Unterberg Towbin Holdings Inc. in July 2007. CS LLC is a wholly-owned subsidiary of Collins Stewart Inc (the "Parent" or "CSI"), which in turn is a wholly-owned subsidiary of Collins Stewart Europe Limited ("CSEL"). CSEL is a wholly-owned subsidiary of Collins Stewart plc ("CS plc"), a United Kingdom public company. CS LLC is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is engaged in brokerage activities acting as an agent for U.S. institutional customers in the purchase and sale of domestic and foreign equity securities, American Depository Receipts ("ADRs") and fixed income securities as well as on a name-give-up basis for equity options, futures and various other derivative instruments. All institutional customer equity and fixed income businesses are cleared through a clearing broker, on a fully disclosed basis and accordingly, the Company does not carry securities accounts for these customers or perform custodial functions relating to their securities. All domestic equity securities, ADRs, fixed income and most foreign equity transactions are cleared through its fully disclosed clearing broker. Certain foreign equity transactions are cleared in London by CSEL on a delivery versus payment agency basis. The Company renders research and consulting services and engages in market making activities in equities and fixed income.

The Company has entered into an agreement with its clearing broker J.P. Morgan Clearing Corp. ("JPMCC") that allows the Company to include its proprietary assets as allowable assets in its net capital computation. This agreement conforms to the requirements related to the capital treatment of assets in the proprietary account of a correspondent ("PAIB") and to permit the correspondent to use PAIB in its capital computations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes regarding the valuation of securities, allowance for doubtful accounts, personnel costs,and other matters. Actual results could differ from those estimates.

Cash and Cash Equivalents—As at December 31, 2010, cash and cash equivalents are comprised principally of cash and money market instruments at major U.S. financial institutions.

Fixed Assets—Fixed assets are reported at cost, net of accumulated depreciation. Depreciation is provided for on all classes of assets on a straight-line basis over the estimated useful life of the assets. Computer and communications equipment and furniture, fixtures, fittings and, other equipment are depreciated over five to eight years. Leasehold improvements are depreciated over the life of the lease.

Securities Transactions and Fair Value— Transactions in securities are recorded on a trade date basis. All of the instruments within securities owned and securities sold, not yet purchased, are measured at fair value.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. (See Note 5 for further details).

In accordance with Financial Accounting Standards Board ("FASB") guidance, the Company uses a hierarchy for inputs used in measuring fair value. Observable inputs are inputs used in pricing an asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

- Level 1 -- Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.
- Level 2 -- Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
- Level 3 -- Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

The Company considers prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or Level 2 to Level 3 (see Note 5). In addition, a downturn in market conditions could lead to further declines in the valuation of many instruments.

For financial instruments whose inputs are based on bid-ask prices, the Company does not require that the fair value estimate always be a predetermined point in the bid-ask range. The Company's policy is to allow for mid-market pricing and adjusting to the point within the bid-ask range that meets the Company's best estimate of fair value. For offsetting positions in the same financial instrument, the same price within the bid-ask spread is used to measure both the long and short positions.

See Note 5 for a description of valuation techniques applied to the major categories of financial instruments measured at fair value.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement dates are recorded net in the statement of financial condition and are included in receivables from and payables to brokers, dealers, financial institutions and clearing organizations. The recorded amount approximates fair value.

Income Taxes— As a single-member limited liability company, the member, CSI, is individually responsible for income taxes that result from the Company's operations. Therefore, it is appropriate that

the Company not recognize an allocation of CSI's current and deferred income taxes in its separate statement of financial condition.

Accrued Personnel Costs—Accrued personnel costs principally represent unpaid bonuses as of December 31, 2010.

Receivable from / Payable to broker dealers, financial institutions and clearing organizations – Receivables from / Payables to broker dealers are comprised of amounts to be collected from or payable to counterparties who transact with the Company in the normal course of business. The Company establishes an allowance for receivables aged in excess of 180 days.

3. RECENT ACCOUNTING DEVELOPMENTS

Fair Value Measurements and Disclosures

In January 2010, the FASB issued Accounting Standards Update ("ASU") 2010-06 which amends Accounting Standards Codification ("ASC") 820, "Fair Value Measurements and Disclosures." Under the ASU, a reporting entity is now required to disclose separately the amounts of, and reasons for, significant transfers between Level 1 and Level 2 assets and liabilities in the fair value hierarchy as well as transfers into, and out of Level 3 of the fair value hierarchy for reconciliation of Level 3 measurements. In addition, an entity must disclose and follow a consistent policy for determining when transfers between levels are recognized.

4. RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS, FINANCIAL INSTITUTIONS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to brokers, dealers, financial institutions and clearing organizations are comprised of the following:

	Receivable	Payable
Commissions and clearing organizations	$ -	$ 2,902,400
Other amounts	680,600	-
	$ 680,600	$ 2,902,400

The balance above is presented net of an allowance of $156,300.

In addition, the Company has investment banking receivables which are fully reserved with an allowance of $267,600.

5. FINANCIAL INSTRUMENTS

In the normal course of its business, the Company enters into transactions in various financial instruments, including derivatives held or issued for trading purposes. These transactions include securities sold, but not yet purchased and the purchase and writing of equity and index option contracts. Securities sold, but not yet purchased, represent obligations of the Company to deliver the underlying securities sold and option contracts written represent obligations of the Company to purchase or deliver the specified security at the contracted price. The Company's ultimate obligation to repurchase the security may exceed the amount recognized in the statement of financial condition. The Company monitors its positions continuously to reduce the risk of potential loss due to changes in market value.

All securities transactions are cleared on a fully disclosed basis through and held in custody by JPMCC, a member firm of the New York Stock Exchange, Inc. The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. In the event the customer is unable to fulfill its contracted obligation to the clearing broker/dealer, the Company may be exposed to off-balance sheet risk. In addition, at December 31, 2010, substantially all of the money market funds, securities owned and due from broker are held by the clearing broker. Recognizing the credit risk that this implies, the Company continually monitors the credit standing of each broker/dealer and customer with which it conducts business.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value follows.

U.S. government securities – Comprises of U.S. Treasury Securities. U.S. treasury securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. treasury securities are generally categorized in Level 1 of the fair value hierarchy.

Other sovereign government obligations – Foreign sovereign government obligations are valued using quoted prices in active markets when available. These bonds are generally categorized in Level 2 of the fair value hierarchy.

Corporate and other debt

- **State and municipal securities** – The fair value of state and municipal securities is determined using recently executed transactions and market price quotations. These bonds are generally categorized in Level 2 of the fair value hierarchy.

- **Corporate bonds** – The fair value of corporate bonds is determined using recently executed transactions and market price quotations. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy; in instances where prices, spreads or any of the other aforementioned key inputs are unobservable, they are categorized in Level 3 of the fair value hierarchy.

Corporate equities

- **Exchange-traded equity securities** – Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized in Level 1 of the fair value hierarchy; otherwise, they are categorized in Level 2 of the fair value hierarchy.

- **OTC equity securities** – OTC equity securities are generally valued based on quoted prices from market makers or composite quote providers. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized in Level 1 of the fair value hierarchy; otherwise, they are categorized in Level 2 of the fair value hierarchy.

Derivatives – Consists of listed derivative contracts. Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy.

The following fair value hierarchy table presents information about the Company's financial instruments measured at fair value on a recurring basis as of December 31, 2010:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2010
Assets:				
Corporate equities	$ 4,560,300	$ 38,024,300	$ -	$ 42,584,600
U.S. government securities	2,221,200	-	-	2,221,200
Other sovereign government obligations		381,900		381,900
Corporate and other debt		24,531,900		24,531,900
Derivatives	260,300	-	-	260,300
Total	$ 7,041,800	$ 62,938,100	$ -	$ 69,979,900
Liabilities:				
Corporate equities	$ 8,807,400	$ 22,207,900	$ -	$ 31,015,300
U.S. government securities	1,894,600	-	-	1,894,600
Other sovereign government obligations		1,303,600		1,303,600
Corporate and other debt	-	24,995,800	-	24,995,800
Total	$ 10,702,000	$ 48,507,300	$ -	$ 59,209,300

During the year ended December 31, 2010, there was no activity in level 3 securities and all level 3 securities held are valued at zero.

The Company did not reclassify any securities owned or securities sold, not yet purchased from Level 2 to Level 1 or from Level 1 to Level 2 for the year ended December 31, 2010.

6. DERIVATIVE INSTRUMENTS

The Company trades and takes proprietary positions in listed options referencing, among other things, equities and equities indices. The Company uses these instruments for trading.

The Company manages its trading positions by employing a variety of risk mitigation strategies. These strategies include diversification of risk exposures. The Company manages the market risk associated with its trading activities on a Company-wide basis and on an individual product basis.

The following table summarizes the fair value of derivative instruments not designated as accounting hedges by type of derivative contract on a gross basis as of December 31, 2010. Fair values of derivative contracts in an asset position are included in Securities owned—derivatives The Company holds no derivative contracts in a liability position.

	Assets	
	Fair Value	Notional
Derivatives not designated as accounting hedges:		
Exchange traded options	$ 260,300	$ 16,900,000

7. FIXED ASSETS

On December 31, 2010, the Company's parent purchased all the fixed assets of the Company for book value for $798,600. No gain or loss was realized from this transaction.

During the year, the Company purchased $625,800 of fixed assets. In addition, during the year the Company wrote off $351,900 of fixed assets that were fully depreciated.

8. REGULATORY REQUIREMENTS

As a broker-dealer registered with the Securities and Exchange Commission ("SEC") and FINRA, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of $250,000 or 6- 2/3% of aggregate indebtedness. At December 31, 2010, the Company had net capital of $10,409,300 which was $9,164,700 in excess of the required minimum net capital of $1,244,600. The ratio of aggregate indebtedness to net capital was 1.8 to 1. The Company is exempt from the provisions of SEC Rule 15c3-3 pursuant to paragraph (k)(2)(ii) since the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

Withdrawals from Member's equity and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

9. STOCK-BASED COMPENSATION

Deferred Compensation Plan

Effective with CSI's acquisition of C.E.Unterberg Towbin in 2007 ("CEUT"), the Company instituted a deferred compensation plan for certain employees. Under the terms of this plan, eligible employees received shares of CS plc upon completion of a three-year employee service period. This service period ended in July 2010. The shares vested ratably over the aforementioned three year period. Any unvested shares to which an eligible employee is entitled were forfeited upon termination from CSI for cause or employee resignation for other than a stipulated or good reason. Senior management of the Company reallocates forfeited shares to the remaining eligible employees who are participating in the deferred compensation plan.

In July 2007, 2,755,511 shares were granted to eligible employees. No additional grants were made during 2010. At December 31, 2010, all granted shares were vested. No shares were forfeited during the year. At grant date, the stock price of CS plc was $4.7485.

The total fair value of shares vested and converted during the year was $209,700.

As a result of the deferred compensation arrangement, the Company incurred deferred compensation expense. The expense is based on the fair value of CS plc stock issued at grant date. As CS plc is a publicly traded company, fair value of the stock was determined from quoted market sources. There were no modifications to the deferred compensation plan made during the year.

Final distributions from the plan were done in August 2010 and the plan was subsequently closed.

2008 SHARE-OPTION PLAN

The Company participates in a share based option plan operated and sponsored by the ultimate parent, CS plc. CS plc grants non-transferable options to certain employees and executives. Options granted under the plan vest on the first day on which they become exercisable, which is typically three years

after grant date. The options are over shares in CS plc. The maximum life of the options is 10 years. These options are settled in equity once exercised either with new shares issued or shares purchased in the market.

There were no modifications to the share-option plan made during the year.

Details of share options outstanding during the year are as follows:

	Number of shares outstanding for the year ended December 31, 2010	Weighted average exercise price
Outstanding at the start of the year	182,435	0.000
Outstanding at the end of the year	163,231	0.000
Deemed worthless	0	0.000
Exercised in the year	0	0.000
Forfeited	(19,204)	0.000
Expired during the year	0	0.000
Exercisable at the end of the year	0	0.000

For the year ended December 31, 2010 the weighted average grant date fair value of equity options granted by CS plc was $1.67.

The estimated fair value of each option granted by CS plc was calculated by applying a Black-Scholes option pricing model. The model inputs were the share price at grant date, exercise price, expected volatility, expected dividends, expected life of the option until exercise and a risk-free interest rate based on United Kingdom government securities with a similar maturity profile.

	2008
Share price at date of grant	$1.30-$1.67
Exercise price	0.0000
Expected volatility	47.018% - 56.489%
Expected life (years)	3 years
Risk free rate	5.50%
Expected dividend yield	5.58%

2010 Long Term Incentive Plan ("LTIP")

On May 25, 2010, CS plc created a new LTIP, which grants LTIP units to eligible employees. These units, upon meeting specific performance conditions specified by CS plc will convert to options over shares of CS plc at a future date plan. The LTIP plan is operated and sponsored by the ultimate parent, CS plc.

There were no modifications to the LTIP plan made during the year.

Details of units outstanding during the year are as follows:

	Number of units outstanding for the year ended December 31, 2010	Weighted average exercise price
Outstanding at the start of the year	0	0.000
Granted in the year	30,000	0.000
Forfeited	0	0.000
Outstanding at the end of the year	30,000	0.000
Exercisable at the end of the year	0	0.000

For the year ended December 31, 2010 the weighted average grant date fair value of equity options granted by CS plc was $1.19

The estimated fair value of each option granted by CS plc was calculated by applying a Black-Scholes option pricing model. The model inputs were the share price at grant date, exercise price, expected volatility, expected dividends, expected life of the option until exercise and a risk-free interest rate based on United Kingdom government securities with a similar maturity profile.

	2010 LTIP
Share price at date of grant	$1.19
Exercise price	0.0000
Expected volatility	42%
Expected life (years)	10 years
Risk free rate	1.42%
Correlation	47%
Expected dividend yield	3.39%

10. EMPLOYEE BENEFIT PLANS

The Company maintains a Retirement and Savings Plan (the "Plan") pursuant to Section 401(k) of the Internal Revenue Code for its wholly-owned U.S. operations. The Plan, a defined contribution plan covering all employees over the age of 21, is funded by contributions of its employees.

11. COMMITMENTS AND CONTINGENCIES

The Company entered into a lease commitment for office space at 444 Madison Avenue, New York on June 30, 2001, which expired on November 29, 2010. On March 17, 2004, the Company entered into an additional lease commitment for office space, which expired on November 29, 2010. In connection with the office space lease expiring November 29, 2010, the Company had a security deposit of $212,900, in the form of a Letter of Credit from JPMorgan Chase Bank. One of the office spaces was terminated early in March 2010 and the other lease terminated in November 2010. The Letter of Credit related to this space expired in January 2011.

As a result of the acquisition of CEUT the Company acquired leases for offices based at 350 Madison Avenue, New York, NY and 456 Montgomery Street, San Francisco, CA. The 350 Madison Avenue lease expires March 31, 2016 and the San Francisco lease expires May 7, 2012

During 2010, the Company renewed its short term office leases in Chicago, Illinois and Boston, Massachusetts. Leases expire in June, 2011 and May 2011, respectively.

During 2010, the Company terminated the lease agreements in Dallas, Texas and Pittsfield, Vermont.

On May 1, 2010, the Company entered into a lease commitment for office space in Minnetonka, Minnesota. Lease expires January 21, 2012.

The office leases are subject to escalation charges based upon increases in real estate taxes and operating costs incurred by landlords.

In lieu of a rent security deposit on its 350 Madison Avenue office space, the Company maintains an irrevocable standby letter of credit in favor of its landlord in the amount of $2,500,000. Under the lease terms, effective April 1, 2011, the letter of credit may be reduced to $1,250,000.

At December 31, 2010, the future minimum base rental payments under these leases are as follows:

Year Ending December 31	Operating Lease	Sublease Income	Operating Lease Net of Sublease Income
2011	$ 4,264,200	$ 1,126,300	$ 3,137,900
2012	3,889,300	121,200	3,768,100
2013	3,749,200	-	3,749,200
2014	3,749,200	-	3,749,200
2015	3,749,200	-	3,749,200
Thereafter	937,300	-	937,300
Total future minimum lease payments			$ 19,090,900

Litigation— The Company is involved in various litigation matters, including those arising out of activities as an investment banker and employment matters. In the opinion of management, upon the advice of counsel the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position.

Guarantee—In the normal course of business, the Company may enter into contracts that contain various guarantees and indemnities including contracts where it executes, as agent, transactions on behalf of customers through a clearing broker on a fully disclosed basis. If the agency transactions brokered by the Company do not settle because of failure to perform by either counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the underlying security is different from the contract amount of the transaction. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. Although the right of the clearing broker to charge the Company applies to all trades executed through the clearing broker, in general the Company's obligations would arise only if the clearing broker had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting clients of the clearing firm. Any potential contingent liability under these fully disclosed agreements cannot be estimated. The Company has not recorded any contingent liability in the statement of financial condition for this and believes that any potential requirement to make payment under this agreement is remote.

12. RELATED PARTY TRANSACTIONS

Due from affiliates of $154,400 consists of the following:

Receivable from Collins Stewart Europe Ltd ("CSEL") for $108,200. This amount consists mainly of commissions on foreign equity securities transactions that are collected directly by CSEL from the customer of the Company and are remitted monthly from CSEL. It also consists of management fee charges for dealer services and research, operations, administrative and other services.

Receivable from Hawkpoint Partners Limited ("Hawkpoint") for $46,200. This amount represents reimbursement for costs incurred by the Company relating to the employment of a person associated with Hawkpoint.

Due to Parent of $3,022,400 represents a payable to the Parent for cash advanced to meet cash flow needs.

13. SUBSEQUENT EVENT

In January 2011, the Company received a capital infusion of $3,000,000 and cash advance of $2,000,000 from its Parent. The Company evaluates events subsequent to December 31, 2010 through the date on which its statement of financial condition is issued.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2011

Collins Stewart LLC
350 Madison Avenue
New York, NY 10017

In planning and performing our audit of the financial statements of Collins Stewart LLC (the "Company") as of and for the year ended December 31, 2010 (on which we issued our report dated February 28, 2010 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future

periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP